Exhibit 2

FOR IMMEDIATE RELEASE	12 DECEMBER 2013

WPP PLC (“WPP”)

Ogilvy & Mather agrees to acquire majority stake in social marketing agency, Social Lab in Belgium

WPP announces that its wholly-owned marketing communications network, Ogilvy & Mather, has agreed to acquire a majority stake in Social Lab, a social marketing agency based in Belgium with offices in Paris and Amsterdam.

Founded in 2010 and employing 50 people, Social Lab specialises in social media marketing. Clients include IKEA, Club Med, Interbrew, L’Oréal, Galbani, Electrabel GDF Suez, Nespresso, Oasis, Delhaize and the National Lotery. Social Lab’s unaudited revenues for the year ended 31 December 2012 were EUR 3.1 million with gross assets as at the same date of EUR 0.4 million.

This acquisition continues WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in online, social and mobile communications. WPP digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion.

Collectively, WPP companies (including associates) in Belgium generate revenues of almost US$150 million and employ 600 people. In France, the Group (including associates) generates revenues of US$800 million and employs nearly 5000 people and in the Netherlands, revenues of US$250 million are generated and 1200 people are employed.

WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP London	+ 44(0) 207 408 2204